January 3, 2013

VIA E-MAIL

Ms. Suzanne Hayes

Ms. Aslynn Hogue

Division of Corporation Finance

Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Westwood Holdings Group, Inc. (the “Company”)
File No. 001-31234
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 28, 2012

Dear Ms. Hogue:

The Company hereby submits this letter in response to the comment letter from the staff of the Securities and Exchange Commission (“Commission”) dated December 21, 2012. For your convenience, each of the staff’s comments have been reprinted in italics below, and our responses are in bold regular print, identified according to the number in your comment letter. References to “we” or “our” refer to the Company.

Form 10-K for Fiscal Year Ended December 31, 2011

Poor investment performance of assets managed by us . . . , page 10

1.	Please revise this risk factor in future filings to describe any recent periods of underperformance for your principal investment strategies and clarify the impact of such periods of underperformance on your business or results of operations.

Ms. Suzanne Hayes

Ms. Aslynn Hogue

January 3, 2013

Response:

We expect to file our Form 10-K for the year ending December 31, 2012 on or about February 28, 2013. The Company will revise this risk factor in future filings as requested for any recent periods of under performance.

Our business is subject to extensive regulation . . . , page 12

2.	We note the second paragraph of this risk factor discussion. Please revise future filings to describe any new or revised legislation or regulations, or changes in the interpretation or enforcement of existing laws and regulations, which have had, or are reasonably likely to have, a material adverse effect on your business or operations. If possible, please also quantify the impact of such changes.

Response:

The Company will revise this risk factor in future filings as requested.

Index to Exhibits

3.	We note your discussion throughout the filing of your November 2010 acquisition of McCarthy Group Advisors, LLC. Because it does not appear that you filed the acquisition agreement at the time the transaction was consummated, please file the agreement as an exhibit to your next Form 10-K pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please provide us with an analysis supporting your determination that the acquisition was not material to the company.

Response:

We will file the agreement as an exhibit to our next Form 10-K under Item 601(b)(2).

Definitive Information Statement on Schedule 14A

Relationship with Teton Advisors, Inc. and Affiliates, page 44

4.	Please file your subadvisory agreement with Teton Advisors, Inc. as an exhibit to your next Form 10-K. See Item 601(b)(10)(ii)(A) of Regulation S-K for guidance.

Response:

We will file the subadvisory agreement with Teton Advisors as an exhibit to our next Form 10-K as requested.

Ms. Suzanne Hayes

Ms. Aslynn Hogue

January 3, 2013

Review and Approval of Related Party Transactions, page 44

5.	Please revise future filings to clarify John Porter Montgomery’s relationship to Ms. Byrne, the amount of his total compensation, and his position at the company or the nature of services he provided. See Item 404(a) of Regulation S-K for guidance.

Response:

We will disclose the requested information regarding Mr. Montgomery in future filings.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. Should you have any questions regarding the foregoing responses, please call the undersigned at (214) 756-6962.

Very truly yours,

Mark Wallace

Chief Financial Officer